                               EMPLOYMENT AGREEMENT
                               --------------------

          AGREEMENT, dated the 21st day of November, 1992, between THE PGVA CORPORATION, a Delaware corporation, having an office at 315 Shoreland Drive, Walton, Kentucky (the "Employer"), and MICHAEL VAGEDES, residing at 677 Sunnybrook Drive, Florence, KY 41042, (the "Employee").

                              W I T N E S S E T H:

          WHEREAS, the Employee has been employed by the predecessor of the Employer, and the Employer and the Employee desire to have his employment continue with the Employer on the terms and conditions set forth herein,

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the Employer and the Employee agree as follows:

          1.   Employment.  Subject to the terms and conditions hereinafter set
               ----------
forth, the Employer hereby employs the Employee as an executive of the Employer, and the Employee hereby accepts such employment.

          2.   Term.  The term of the employment of the Employee by the Employer
               ----
pursuant to this Agreement (the "Employment Term") shall commence on the date hereof and shall terminate upon the earliest of (i) December 31, 1998; or (ii) the date on which the Employment Term is terminated pursuant to any of the other provisions of this Agreement.

          3.   Employment Services.  During the Employment Term, the Employee
               -------------------
shall render his services to the Employer in such capacities as the Board of Directors of the Employer may, from time to time, designate. The Employee shall hold, without additional compensation therefor, such offices or membership of the Board of Directors, or Committees thereof, of the Employer, from time to time during the Employment Term. During the Employment Term, the Employee shall devote his full business time, efforts and his entire energy and skill to the business of the Employer in accordance with the reasonable directions and orders of the Board of Directors, and will use his best efforts to promote the interests thereof and will not engage in any other business or business activity. The Employee shall render his services with due regard for the prompt, efficient and economical operation of the business of the Employer to the end of maximizing the profitability of the Employer.

          4.   Compensation.  In consideration of the services to be rendered by
               ------------
the Employee as an employee of the Employer pursuant to this Agreement, including, without limitation, any services which may be rendered by the Employee as an officer or member of any Board of Directors, or Committees thereof, of the Employer, the Employer shall pay or cause to be paid to the Employee during the Employment Term, and the Employee shall accept, a minimum compensation at the rate of $75,000 per annum with a minimum annual increase of $5,000 per annum. The foregoing salary (including subsequent increases) shall commence on the date hereof and shall be payable in semi-monthly installments during the Employment Term in accordance with the normal payroll practices of the Employer. The Employee shall receive such other annual increases in salary as the Board of Directors may direct. In the event of the termination of the Employment Term, the unpaid portion of the salary payable to the Employee on account of periods prior to the date of termination shall be computed and paid to the Employee. The Employee's salary shall be subject to all applicable withholding and other taxes.

          5. Employee shall receive as additional payments for his employment contemplated by this agreement and in consideration for the non-competition provisions as set forth in paragraph 11 herein each year for the five calendar years commencing January 1, 1994 an amount equal to 12.5% of each year's income before management fee ("IBMF") (as it is computed in the internal financial statements currently prepared by subsidiaries of Ply Gem Industries, Inc. ("Ply Gem")) of the Employer in excess of $276,335.00 per year (the "Profitability Minimum") earned during such calendar year. Any and all payments under this Paragraph are payable on April 1 of the following year, beginning April 1, 1995. However, in the event that IBMF for the calendar year 1993 ("1993 IBMF") does not exceed $300,000, the Profitability Minimum for each calendar year will be increased for all calculations under this Paragraph by the difference between 1993 IBMF and $300,000.

          Additionally, in the event that Employer's IBMF in any calendar year during the period 1994 through 1998, inclusive, is less than the Profitability Minimum, the difference between IBMF in such year and the Profitability Minimum shall be defined as a "Deficiency". In the event that a Deficiency occurs, the subsequent year's IBMF shall be reduced by the amount of the Deficiency for purposes of any calculations under this Paragraph. Any portion of the Deficiency not offset by IBMF in a given year shall be carried over as the Deficiency for the following year.

          For purposes of this Paragraph, Employer's IBMF will be determined in conformity with generally accepted accounting principles applied consistently with the manner applied in the Employer's financial statements for the period ended September 30, 1992. No charge or benefit in computing IBMF shall be made for (1) amortization of any goodwill occasioned by the transaction pursuant to which the Employer acquired certain assets and its business from Vagedes Industries, Inc. on November 21, 1992 (2) any other effects of push down accounting which may result from the aforementioned transaction (3) overhead, management or similar charges of Ply Gem of its Subsidiaries other than the Employer's allocable share of professional fees, audit charges, insurance, compensation (exclusive of management fees), employee benefits and all other expenses which are paid by Ply Gem or its Subsidiaries for the account of the Employer for the benefit of the Employer or its employees and (4) gain or loss on sale of capital assets, including without limitation real property and equipment. Depreciation and amortization on capital assets shall be computed using the method and lives used by Vagedes Industries, Inc. for the period ended September 30, 1992.

          6.  Employment Benefits.  The Employee shall be entitled during the
              -------------------
Employment Term to receive the benefits from and to participate in any life insurance, accident, medical, hospital, bonus, vacation, sick leave, pension, profit sharing or other similar programs maintained by the Employer for senior executive employees. The Employee's benefits shall be of substantially similar value to the benefits provided to the Employee by Vagedes Industries, Inc. immediately prior to November 21, 1992.

          During the Employment Term, the Employee shall cooperate with the Employer in obtaining any insurance on the life of the Employee which the Employer may desire to obtain for its own benefit and shall undergo such physical and other examinations as the Employer may request in connection with the issuance of one or more of such policies of insurance.

          7.   Expenses.  During the Employment Term, the Employer shall
               --------
reimburse the Employee, upon presentation of proper vouchers, for all actual travel, entertainment and other out-of-pocket expenses which are reasonably and necessarily incurred by the Employee in the performance of his duties hereunder in accordance with the Employer's policy for reimbursement of expenses applicable to all employees.

          8.   Termination.  If the Employee shall die during the Employment
               -----------
Period, this Agreement and the Employment Period shall terminate, and the Employer shall pay to the Employee's estate any unpaid compensation (as provided in paragraph 4 above) to the date of termination at the rate of compensation then in effect. Notwithstanding the foregoing, the Employee's estate shall be entitled to receive the additional compensation payments in accordance with Paragraph 5 above.

          The Employer may at any time, and in its sole discretion, immediately terminate this Agreement and the Employment Period for cause by written notice to the Employee specifying the nature of such cause. For purposes of this Agreement, "cause" shall include, without limitation, breach of any of the terms of this Agreement, breach of any of the provisions of the Agreement (as therein defined) with respect to the purchase of certain assets of the business by the Employer from Vagedes Industries, Inc. on November 21, 1992, fraud, conviction of a felony, habitual drunkenness, use of illegal substances, gross incompetence, malfeasance, misappropriation, dishonesty, embezzlement or similar misconduct by the Employee, willful failure of the Employee to perform the duties of his employment, failure of the Employee to follow the directions of the Board of Directors of the Employer, other willful misconduct, or similar conduct or activities by or on the part of the Employee. Notwithstanding the aforesaid, in the event that the breach upon which the termination of this Agreement and the Employment Term is based is curable, then this Agreement and the Employment Term shall be terminable only upon thirty-days notice to the Employee, during which time the Employee shall have the opportunity to cure in all respects the subject default and avoid termination of employment during this period.

          In the event that at any time during the Employment Period, the Employee, due to physical or mental injury, illness, disability or incapacity, shall fail to render satisfactorily the services to be performed by the Employee pursuant to this Agreement for a non-consecutive period of six (6) months within any twelve month period, the Employer may, at its option terminate this Agreement and the Employment Period upon not less than thirty (30) days' written notice to the Employee. Notwithstanding the foregoing, the Employee shall be entitled to receive the additional compensation payments in accordance with Paragraph 5 above in the event of a termination of employment in accordance with this paragraph.

          9.   Conflicting Agreements.  The Employee hereby represents and
               ----------------------
warrants to the Employer that (a) neither the execution of this Agreement by the Employee nor the performance by the Employee of any of the obligations or duties of the Employee under this Agreement will conflict with or violate or constitute a breach of the terms of any employment or other agreement to which the Employee is a party or by which the Employee is bound, and (b) the Employee is not required to obtain the consent of any person, firm, corporation or other entity in order to enter into this Agreement or to perform any of the obligations or duties of the Employee hereunder.

          10.  Inventions, Discoveries, Etc.  The Employee hereby assigns, and
               -----------------------------
shall promptly and fully disclose and assign to the Employer, any and all inventions, discoveries, improvements, developments, concepts and ideas which relate to any activities of the Employer or which relate to building materials, whether or not patentable and whether or not conceived, developed or reduced to practice by the Employee alone or by himself and others, or both, during the period of his employment with the Employer or with any affiliate or subsidiary of the Employer. For purposes of this paragraph "building materials" shall be deemed to mean any object which may constitute a component of a structure.

          11.  Non-Competition and Confidentiality.
               -----------------------------------
          (a) The Employee covenants and agrees that, during the Employment Period, and (except as otherwise set forth herein) for a period of three (3) years thereafter, the Employee:
               (i) shall not in the United States or Canada, directly or indirectly, engage in the Employer Business for his own account; enter the employ of, or render any services to, any Person engaged in such activities; or become interested in any such Person in any capacity, including, without limitation, as an individual, partner, shareholder, lender, officer, director, employee, principal, agent or trustee; provided,
                                                                       --------
     that the Employee may own, directly or indirectly, solely as an investment, securities of any such Person traded on any national securities exchange or listed on the National Association of Securities Dealers Automated Quotation System if the Employee is not a controlling Person of, or a member of a group which controls, such Person and the Employee does not, directly or indirectly, own one percent (1%) or more of any class of securities of such Person;
               (ii) shall not disclose to any Person not employed by, or not engaged to render services to, any of the Employer or its parent or Subsidiaries (the "Companies"), and will not use for the benefit of himself or others, any Confidential Information obtained by him by reason of his association with the Companies or otherwise;

               (iii) shall return, upon request, upon termination of employment all memoranda, notes, lists, records and other documents or papers (and all copies thereof), including such items stored in computer memories, or microfiche or by any other means, made or compiled by or on behalf of the Employee, or made available to the Employee, relating to either or any of the Companies;
               (iv) for a period of two years from the date hereof shall not, directly or indirectly, hire, solicit or encourage to leave the employment of either of the Companies, any of its employees, or hire any such employee who has left the employment of the Employer within the one year period preceding the date hereof;
               (v) shall not, directly or indirectly, hire, solicit or cause others to hire or solicit, or conduct a business with any consultant or advisor then under contract, or under contract during the one-year period prior to the date hereof, with either of the Companies or any successor thereto unless the engagement is unrelated to the Employer Business or encourage such consultant or advisor to terminate its relationship with either of the Companies.
               (vi) shall not directly or indirectly, request or advise a customer or supplier of either of the Companies or any successor thereto to curtail or cancel such customer's or supplier's business relationship with either of the Companies or any successor thereto.

          (b) The Employer shall be entitled, in addition to any other right and remedy it may have at law or at equity, the right to require the Employee to account for and pay over to the Employer all compensation, profits, monies, accruals, increments or other benefits (collectively, "Benefits") derived or received by the Employee as the result of any transactions constituting a breach of any of the covenants contained in this Section 11. If any of the restrictions contained in this Section 11 shall be deemed unenforceable, by reason of extent or geographical scope or otherwise, then the court making such determination shall have the right to reduce such extent, geographical scope, or other provisions hereof, and in its reduced form this Section 11 shall then be enforceable in the manner contemplated hereby.

          (c) Employee acknowledges that Employee's services to Employer are of a unique character which gives them a special value to the Employer. Employee further acknowledges that any breach by Employee of any of the provisions of
Section 11 hereof will result in irreparable and continuing harm to Employer for which the Employer would have no adequate remedy at law. Therefore, in addition to any other remedy which the Employer may have at law or in equity, the Employer shall be entitled to injunctive relief for a breach of this Agreement by Employee.

          (d) The parties acknowledge that the laws and public policies of the various states of the United States and the District of Columbia may differ as to the validity and enforceability of the covenants contained in this Paragraph. It is the intention of the parties that activities of Employee be restricted only to the extent necessary for the protection of legitimate business interests of Employer, that the provisions of this paragraph shall, to the fullest extent permissible under the law and public policy, be enforced by the courts of each state and jurisdiction in which enforcement is sought, and that the unenforceable (or the modification necessary to conform the covenants contained in this Paragraph with such law and public policy) part of this Paragraph shall be adjudicated to be invalid or unenforceable without affecting any other part of this Paragraph. Accordingly, if any part of Paragraph 11 shall be adjudicated to be invalid or unenforceable in any action or proceeding in which Employee, or Employee's heirs, executors or administrators and the Employer, its successors or assigns, are parties, whether in its entirety or as modified as to duration, territory or to otherwise, then such part shall be deemed modified so as to be enforceable or, if required, deleted from the Agreement or amended, as the case may be, in order to render the remainder of Paragraph 11 valid and enforceable. Any such deletion or amendment shall apply only where the court rendering the same has jurisdiction. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted. The provisions of this Paragraph 11 shall survive the termination or expiration of the Employment Term.

          12.  Miscellaneous Provisions.
               ------------------------
          (a) As used herein, the following terms shall be defined as follows:

          "Employer Business" means (i) during the Employment Term the manufacture and distribution of products similar to those which were manufactured or distributed by the Employer or by any subsidiary or of the Employer or entities under common control during the Employment Term; and (ii) during the three years subsequent to the Employment Term the manufacturer and distributor of products similar to those which were manufactured or distributed by the Employer or by any subsidiary of the Employer, or by Variform, Inc. or were in the development phase during the Employment Term or within the one year subsequent thereto.

          "Confidential Information" means information relating to costs, sales, profits, products, markets, key personnel, customers (including, without limitation, the identity of existing and prospective customers), pricing policies, operational methods, technical processes and other business methods, and acquisition plans, development plans and other business plans as to which the Employer takes reasonable precautions to assert and maintain confidentiality and which are not known or disclosed to persons outside Employer.

          "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other entity.

          "Subsidiary" of a corporation, person or entity shall mean any corporation, partnership, firm or other entity in which such corporation, person or entity holds an equity ownership interest of fifty percent (50%) or more; an "affiliate" of a corporation, person or entity shall mean any corporation, partnership, firm or other entity which controls, is controlled by, or is under common control with, such corporation, person or entity.
          (b) The provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns.

          (c) All notices required or permitted to be given hereunder shall be in writing and shall be deemed given when delivered in person or sent by confirmed facsimile, or when received if given by Federal Express or other nationally recognized overnight courier service, or five (5) business days after being deposited in the United States mail, postage prepaid, registered or certified mail, addressed to the applicable party as follows:

               (i)  If to the Employer:

                    The PGVA Corporation
                    315 Shoreland Drive
                    Walton, Kentucky  41094
                    Attn: President

                    Copies to:

                    Elihu H. Modlin
                    EAB Plaza
                    12th Floor/West Tower
                    Uniondale, NY ll556-0132

               (ii) If to the Employee, at:

                    Michael Vagedes
                    677 Sunnybrook Drive
                    Florence, KY  41042

                    with a copy to:

                    Stephen A. Kappers
                    Cors & Bassett
                    1200 Carew Tower
                    Cincinnati, Ohio 45202
          (d) This Agreement contains the entire agreement between the parties with respect to the subject matter hereof, and all prior negotiations, agreements or understandings relating to the Employee's employment by the Employer, written or oral. This agreement may not be changed, modified, extended, renewed or supplemented, except in a writing signed by the parties hereto and specifying that it affects this Agreement. No provision hereof may be waived, except by an instrument in writing signed by the party against whom enforcement of any waiver is sought.
          (e) This Agreement shall be governed and construed in accordance with the laws of the State of Kentucky applicable to agreements made and to be performed entirely within such State.
          (f) In the event any one or more provisions of this Agreement is held to be invalid or unenforceable, such illegality or unenforceability shall not affect the validity or enforceability of the other provisions hereof and such other provisions shall remain in full force and effect, unaffected by such invalidity or unenforceability.
          (g) This Agreement is personal to the Employee and the Employee may not assign any of his rights or delegate any of its duties under this Agreement.
          (h) The Employer may only assign this Agreement to any subsidiary or affiliate of the Employer.
          (i) The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
          (j) This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day and year first above-written.

                              THE PGVA CORPORATION

                              By:_______________________


                              __________________________
                                     MICHAEL VAGEDES

                                                    March 11, 1997



Mr. Michael Vagedes
Richwood Building Products, Inc.
Richwood Industrial Park
315 Shorland Drive
Richwood, Kentucky  41094


Dear Mr. Vagedes:

          Reference is made to the Employment Agreement (the "Employment Agreement") dated November 21, 1992 between yourself and Richwood Building Products, Inc., formerly known as The PGVA Corporation (the "Corporation").

          This letter shall constitute a modification and clarification of the Employment Agreement as follows:

          a. The compensation to be paid to you during the year ending November 22, 1997 in accordance with the provisions of paragraph 4 of the Employment Agreement shall be at the rate of $105,000 per annum. During the subsequent year (commencing November 23, 1997), you shall be paid at a minimum rate of $110,000 per annum.

          b. A new sentence is added at the end of paragraph 5 of the Employment Agreement as follows:

          For calendar years 1996, 1997 and 1998, depreciation and amortization on capital assets shall be computed using the average of the following two methods:


     (a) The tax method (MACRS) which under Code Sec. 168 uses (1) the applicable depreciation method, (2) the applicable recovery period, and (3) the applicable convention. The adjusted basis of the property is multiplied by the declining balance rate. The half-year convention is applied in computing depreciation the first year.

     (b) The book method of depreciation currently used by the Corporation for calculation of depreciation expense for financial statement purposes in accordance with the Corporation's depreciation policy.

          c. For 1997 only, in the event that the IBIT (Income Before Income Taxes) for 1997 exceeds the IBIT for 1996 by more than 10%, you shall receive an additional bonus payment in the amount of $30,000 by April 1, 1998. For purposes of this paragraph, IBIT shall be shown on the financial statements of the Corporation, and shall be computed pursuant to generally accepted accounting principles (GAAP) consistently applied in all cases after deducting both the accrual for the additional payment in paragraph 5 of the Employment Agreement and the accrual for the bonus payable pursuant to this paragraph C (See
Exhibit A).

          d. In consideration of the agreement set forth in this letter, it is understood and agreed that the changes provided for herein are in lieu of the reference to any "bonus" to be paid pursuant to paragraph 6 of the Employment Agreement and that paragraph 6 shall be modified and amended effective November 21, 1992 to provide for the deletion of any reference to "bonus" therein, provided, however, the other employment benefits described in paragraph 6 shall not be modified.

          e. Anything to the contrary notwithstanding, the signing and delivery of this agreement by you, and by these presents, constitutes a general release by you to the Companies (as defined in the Employment Agreement) for any claims that you may have pursuant to the Employment Agreement with respect to the subject matter specifically addressed in this letter to and through the date hereof.

          Anything to the contrary notwithstanding, the signing and delivery of this agreement by the Corporation, and by these presents, constitutes a general release by the Companies to you for any claims that the Companies may have pursuant to the Employment Agreement with respect to the subject matter specifically addressed in this letter to and through the date hereof.

          Except as modified by this letter, the Employment Agreement as aforesaid is hereby ratified and confirmed and shall be deemed in full force and effect.

          Please sign a copy of this letter indicating your agreement to the aforesaid.

                                    Sincerely yours,



                                    Paul Bogutsky
                                    Assistant Secretary


ACCEPTED AND AGREED TO:



______________________________
 Michael Vagedes

March 11, 1997

EXHIBIT A TO PARAGRAPH C

Example:

                                                 1996       1997      Increase
                                              ----------  ----------  --------
IBIT Pre Officer Bonus                        $2,358,300  $2,624,228

Less:  Earn Out Accrual                          504,221     554,741

Less:  Additional Bonus (Paragraph C)                         30,000
                                              ----------  ----------
       IBIT                                   $1,854,079  $2,039,487   10%  Therefore Bonus would be paid.
                                              ==========  ==========

1997 Earn Out is an estimate